UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

¨            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________.

Commission file number:  001-12991

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. 401(k) Profit-Sharing Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

2936280.3

BANCORPSOUTH, INC. 401(k) profit‑sharing plan

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k) profit‑sharing plan

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Plan Benefits – December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31,
2012 and 2011	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2012	12

Report of Independent Registered Public Accounting Firm

The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit‑Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Mississippi
June 28, 2013

1

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2012 and 2011
	2012	2011
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$104,973,164	$77,622,784
Mutual funds	123,770,532	100,783,394
Common/collective trust fund	52,044,199	50,790,364
	280,787,895	229,196,542
Contributions receivable:
Employer – salary deferral match	293,970	237,411
Employer – profit-sharing	—	1,419,742
Notes receivable from participants	638,498	577,419
Accrued interest and dividends receivable	192,542	70,020
Cash	28,749	84,901
Net assets reflecting all investments at fair value	281,941,654	231,586,035
Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive
investment contracts	(901,142)	(1,080,475)
Net assets available for plan benefits	$281,040,512	$230,505,560
See accompanying notes to financial statements.

2            (Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2012 and 2011
	2012	2011
Investment income (loss):
Net appreciation (depreciation) in investments	$35,002,518	$(37,561,616)
Interest and dividends	5,041,313	4,748,903
Total investment income (loss)	40,043,831	(32,812,713)
Interest income from notes receivable from participants	23,928	21,744
Net investment and interest income (loss)	40,067,759	(32,790,969)
Contributions:
Employer – salary deferral match	9,131,965	8,399,675
Employer – profit-sharing	—	1,419,742
Employee – salary deferral	14,471,830	13,638,898
Total contributions	23,603,795	23,458,315
Benefits paid to participants	(13,136,602)	(11,763,618)
Net increase (decrease)	50,534,952	(21,096,272)
Net assets available for plan benefits:
Beginning of year	230,505,560	251,601,832
End of year	$281,040,512	$230,505,560
See accompanying notes to financial statements.

3            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit‑Sharing Plan, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)   General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution retirement plan with two components–an employee stock ownership component and a profit‑sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and had attained the age of 21 were eligible to participate in the employer profit‑sharing contributions. Effective January 1, 2012, the 2% profit‑sharing contribution was eliminated and no further contributions were made. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2013, the service requirement will be reduced from one year of service to 30 days of service.

(b)   Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 50% of their pretax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($17,000 in 2012 and $16,500 in 2011). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses. Beginning in 2006, the Company began making a profit‑sharing contribution equaling 2% of each eligible employee’s compensation. During the period from January 1, 2006, through December 31, 2011, only employees who were not eligible to participate in the Company’s defined benefit retirement plan were eligible for this profit‑sharing contribution. The 2% profit‑sharing contribution was established in place of the BancorpSouth, Inc. Retirement Plan (the Retirement Plan) for employees hired after January 1, 2006 if they met the eligibility requirements. Effective January 1, 2012, the 2% profit‑sharing contribution was eliminated and no further contributions were made. Those participants affected will transition from the 2% profit‑sharing contribution plan to the 2.5% cash balance formula of the Retirement Plan.

Participants may direct all contributions made to the Plan to any investment options offered by the Plan.

(c)   Investment Programs

The investment programs of the Plan as of December 31, 2012 include: common stock of the Company, a common/collective trust, and mutual funds. BancorpSouth Bank is the Plan’s trustee. Also, in accordance with the trust agreement, the Plan has appointed FASCore as the investment

4            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

administrator for the Plan, with investment authority similar to that of the trustee. All of the Plan’s investment assets are currently managed by FASCore. The Plan does not require any collateral or other security from the trustee or FASCore to support its investments. Contributions are invested by FASCore in one or more of the investment options offered, in such proportions as each participant directs.

(d)   Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the plan administrator). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee. Federated Retirement Services serves as custodian of the Plan’s assets.

(e)   Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit‑sharing contributions contributed by the Company are maintained in a “profit‑sharing account” together with earnings or losses thereon.

(f)   Notes Receivable from Participants

Participants may borrow from their employee deferral and employer contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2012, interest rates on outstanding participant loans ranged from 4.25% to 7% with maturity dates ranging from January 24, 2013 to December 21, 2017.

(g)   Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit‑sharing account is vested after three years of service.

(h)   Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump‑sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For nonspouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to

5            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)   Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)   Expenses

Administrative expenses of the Plan are paid directly or reimbursed to the Plan by the Company, which is the Plan sponsor.

(k)   Forfeited Accounts

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $28,734 and $84,891, respectively. These accounts will be used to reduce future employer contributions. Forfeited nonvested account balances of $130,721 were used to reduce employer contributions in 2012. Forfeited nonvested account balances of $389,396 were used to reduce profit-sharing contributions in 2011.

(2)	Summary of Significant Accounting Policies

(a)   Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946‑210, Reporting of Fully Benefit‑Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined‑Contribution Health and Welfare and Pension Plans, requires the statement of net assets available for plan benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly held or indirectly held fully benefit‑responsive investment contracts. The statements of changes in net assets available for plan benefits are prepared on a contract value basis for the fully benefit‑responsive investment contracts.

(b)   Investments

Purchases and sales of investments are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

As discussed in note 5, the interest in the common/collective trust fund is presented at fair value on the statements of net assets available for plan benefits, which is based upon its reported net asset value. The fair value of the guaranteed investment contracts is determined by discounting the expected cash flows based on current market interest rates of similar instruments with comparable

6            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets. An adjustment is then made on the statement of net assets available for plan benefits to reconcile the interest in the common/collective trust fund from fair value to contract value because its underlying investments consist of guaranteed investment contracts that are fully benefit‑responsive, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in relevant accounting pronouncements, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully-benefit responsive.

(c)   Notes Receivable from Participants

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance plus any accrued interest.

(d)   Payment of Benefits

Benefits are recorded when paid.

(e)   Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (IRC), pursuant to a favorable determination letter, dated February 20, 2008, from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(f)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

7            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

	December 31
	2012	2011
Common Stock of BancorpSouth, Inc.	$104,973,164	$77,622,784
Federated Capital Preservation Fund, at contract value	51,143,057	49,709,889
Federated Total Return Bond Fund IS	22,308,488	18,632,265

The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2012 and 2011, respectively, as follows:

	2012	2011
Net appreciation (depreciation) in investments:
Mutual funds	$9,904,481	$(4,418,918)
Common stock of BancorpSouth, Inc.	25,098,037	(33,142,698)
Net appreciation (depreciation) in investments	$35,002,518	$(37,561,616)

Dividend income earned from the investment in Company common stock, a party‑in‑interest and a related party, was $288,190 and $947,774 for the years ended December 31, 2012 and 2011, respectively.

(4)	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements (ASC Topic 820), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$17,564,230	$—	$—	$17,564,230
Balanced	9,178,549	—	—	9,178,549
Bond	24,633,379	—	—	24,633,379
International	11,415,499	—	—	11,415,499
Large Cap	31,573,556	—	—	31,573,556
Mid Cap	18,399,087	—	—	18,399,087
Small Cap	11,006,232	—	—	11,006,232
Total Mutual funds	123,770,532	—	—	123,770,532
Common stock of BancorpSouth, Inc.	104,973,164	—	—	104,973,164
Common/collective trust fund	—	52,044,199	—	52,044,199
Total investments at fair value	$228,743,696	$52,044,199	$—	$280,787,895

8            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$12,369,173	$—	$—	$12,369,173
Balanced	8,075,244	—	—	8,075,244
Bond	20,905,526	—	—	20,905,526
International	9,358,148	—	—	9,358,148
Large Cap	25,111,035	—	—	25,111,035
Mid Cap	15,539,967	—	—	15,539,967
Small Cap	9,424,301	—	—	9,424,301
Total Mutual funds	100,783,394	—	—	100,783,394
Common stock of BancorpSouth, Inc.	77,622,784	—	—	77,622,784
Common/collective trust fund	—	50,790,364	—	50,790,364
Total investments at fair value	$178,406,178	$50,790,364	$—	$229,196,542

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 means the use of unobservable inputs.

See note 2(b), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2012 or 2011.

(5)	Common/Collective Trust Fund

The Plan invests in a benefit-responsive common/collective trust fund with Federated Investors Trust Company (Federated), which invests in a money market mutual fund and guaranteed investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the common/collective trust fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The common/collective trust fund is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Federated, represents contributions made

9            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the common/collective investment fund at December 31, 2012 and 2011, was $52,044,199 and $50,790,364, respectively. The crediting interest rate of the associated guaranteed investment contracts is based on a formula agreed upon by the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan administrator or other plan administrator events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

	2012	2011
Average yields:
Ratio of year-end market value yield to investments	1.59%	2.09%
Ratio of year-end crediting rate to investments	1.95	2.33

(6)	Related‑Party Transactions

Federated Retirement Services, the custodian as defined by the Plan, manages investments in its sponsored funds and, therefore, is deemed a party‑in‑interest and a related party. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party‑in‑interest transactions.

(7)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2011 and the Form 5500 expected to be filed for 2012:

	December 31
	2012	2011

Net assets available for plan benefits per the financial statements	$281,040,512	$230,505,560
Amounts allocated to withdrawing participants	(759,402)	(1,959,434)
Net assets available for plan benefits per Form 5500	$280,281,110	$228,546,126

10            (Continued)

BANCORPSOUTH, INC. 401(k) profit-sharing plan

Notes to Financial Statements

December 31, 2012 and 2011

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 filed for 2011 and the Form 5500 expected to be filed for 2012:

	2012	2011
Benefits paid to participants per the financial statements	$13,136,602	$11,763,618
Add amounts allocated to withdrawing participants at end of year	759,402	1,959,434
Less amounts allocated to withdrawing participants at beginning of year	(1,959,434)	(1,432,167)
Benefits paid to participants per Form 5500	$11,936,570	$12,290,885

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(9)	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2013, the date at which the financial statements were available to be issued, and determined there were no other material subsequent events that required accounting or disclosure recognition in the Plan’s  December 31, 2012 financial statements.

11

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
		Par/number	Interest		Current
Issurer	Description	of shares	rate	Maturity	value
BancorpSouth, Inc.*	Common stock	7,219,612			$104,973,164
Federated Capital Preservation Fund*	Common/collective trust –
	stable value fund	5,114,306			51,143,057
Mutual funds:
American Funds Europacific Growth Fund R 4	Mutual fund	155,145			6,280,274
American Funds Income Fund of America R 4	Mutual fund	271,696			4,901,401
DWS Dreman Small Cap Value Fund – A	Mutual fund	102,311			3,724,131
Federated Kaufmann Fund Class A*	Mutual fund	228,869			1,148,925
Federated Total Return Bond Fund IS*	Mutual fund	1,951,749			22,308,488
Fidelity Advisor Short Fixed Income – A	Mutual fund	248,651			2,324,891
Mutual Global Discovery Fund A	Mutual fund	139,695			3,949,189
Nationwide Inv Destinations Moderate Conservative A	Mutual fund	413,251			4,277,147
Neuberger Berman Genes is Fund A	Mutual fund	64,665			2,199,919
Oppenheimer Global Fund A	Mutual fund	18,388			1,186,036
Pennsylvania Mutual Fund Service	Mutual fund	441,545			5,082,182
T. Rowe Price Growth Stock Fund – Adv.	Mutual fund	372,487			13,927,272
T. Rowe Price Mid-Cap Growth Fund – Adv.	Mutual fund	227,360			12,577,559
T. Rowe Price Retirement 2010 Adv.	Mutual fund	192,212			3,154,206
T. Rowe Price Retirement 2020 Adv.	Mutual fund	316,727			5,634,569
T. Rowe Price Retirement 2030 Adv.	Mutual fund	200,377			3,769,089
T. Rowe Price Retirement 2040 Adv.	Mutual fund	146,713			2,783,142
T. Rowe Price Retirement 2050 Adv.	Mutual fund	121,170			1,283,192
T. Rowe Price Retirement Income Fund	Mutual fund	67,386			940,033
Van Kampen Growth & Income Fund A	Mutual fund	523,761			10,967,556
Vanguard 500 Index Signal	Mutual fund	61,544			6,678,728
Vanguard Mid Cap Index Fund Signal	Mutual fund	88,946			2,862,278
Vanguard Selected Value Fund Inv	Mutual fund	86,288			1,810,325
Total Mutual Funds					123,770,532
Participant loans*	Loans to participants	—	4.25% –7.00%	January 24, 2013 –
				December 21, 2017	638,498
					$280,525,251
* Represents parties-in-interest to the Plan.
See accompanying report of independent registered accounting firm.

12

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit‑Sharing Plan
June 28, 2013	By: BancorpSouth Bank
By: /s/ David Poole
David Poole, First Vice President and Trust Officer

13

EXHIBIT INDEX

23.1            Consent of KPMG LLP, Independent Registered Public Accounting Firm